UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

     Thornton,                        John                L.
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   (Last)                           (First)             (Middle)
     c/o Goldman, Sachs & Co.
     85 Broad Street
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                                    (Street)

     New York,                        New York            10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Ford Motor Company
    (F)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Day/Year

    November 1, 2002
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5. If Amendment, Date of Original (Month/Day/Year)

    November 4, 2002
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
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                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |            |          |       |   |               |     |          |    26,635    |    D    |          |
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                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  11/01/02  |          |   S   |   |       1,362   | D   |    $8.39 |     -0-      |    I    |   01,02  |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
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               |      |       |    |       |            |                 |                       |        |9.       |10.   |      |
               |2.    |       |    |       |            |                 |                       |        |Number   |Owner-|      |
               |Con-  |       |    |       |            |                 |                       |        |of       |ship  |      |
               |ver-  |       |3A. |       |            |                 |                       |        |Deriv-   |of    |      |
               |sion  |       |De- |       |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or    |       |emed|       |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer- |       |Exe-|       |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise  |       |cu- |4.     |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price |3.     |tion|Trans- |Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of    |Trans- |Date|action |or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-  |action |if  |Code   |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-  |Date   |any,|(Instr |(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive  |(Month/|(MM/|8)     |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu- |Day/   |DD/ |------ |------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity  |Year)  |YY) |Code |V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
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Equity Swap    |      |       |    |     | |      |     |        |        |             |         |        |         |      |      |
(obligation to |      |       |    | J/K | |      |     |        |        |             |         |        |         |      |      |
sell)          |  04  |11/1/02|    | (03)| |      | (03)|   N/A  |10/29/03|Common Stock | 200,000 |        |    1    |  I   |01,04 |
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Ford Stock     |      |       |    |     | |      |     |        |        |             |         |        |         |      |      |
Units          |  05  |       |    |     | |      |     |   05   |   05   |Common Stock | 26,581  |        |  26,581 |  D   |      |
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Ford Stock     |      |       |    |     | |      |     |        |        |             |         |        |         |      |      |
Equivalents    |  06  |       |    |     | |      |     |   06   |   06   |Common Stock |  2,797  |        |   2,797 |  D   |      |
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Explanation of Responses:

01: The Reporting Person is a Director, President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("GS Group"). Goldman, Sachs & Co. ("Goldman Sachs") is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs International ("GSI") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein. Without admitting any legal obligation, GSI or an affiliate will remit appropriate profits to the Company.

02: The securities reported herein as indirectly sold were sold and were beneficially owned directly by Goldman Sachs. This transaction was part of a basket which did not meet the requirements for exemption as outlined by the Securities and Exchange Commission. The acquisition of these shares was transacted in baskets which met the requirements for exemption as outlined by the Securities and Exchange Commission, and therefore not reported.

03: The transaction reported herein relates to the equity swap transaction described below and previously reported. The Issuer Common Stock position of the equity swap was reduced by 200,000 shares of Common Stock at $8.4811 per share, to 137,100 shares of Common Stock. As party to the equity swap transaction described below, GSI may be deemed to have acquired and beneficially own directly the shares of Issuer's Common Stock reported herein.

04: The equity swap related to a non-standardized basket of stocks. However, the following description relates solely to the Issuer Common Stock component of the basket, as if such component were a stand-alone equity swap and disregards all other components of the basket. GSI was party to the equity swap transaction and may be deemed to beneficially own directly the securities reported herein. The equity swap provides for quarterly payments by GSI to the counterparty based on changes in the price of Issuer Common Stock and by the counterparty to GSI based on changes in interest rates. Any dividends declared by the Issuer during the period will be payable by GSI to the counterparty. Both sides to the transaction have the ability to terminate the agreement early with no penalty by satisfying the outstanding payments.

05: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to the Reporting Person, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.

06: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee Directors without payment by the Reporting Person. In general, approximately 20% of the initial grant of 3,496 Ford Stock Equivalents will be converted and distributed to the Reporting Person, without payment, in shares of Common Stock on June 1 of the 5 years commencing 6/1/2002.





By:  s/ Roger S. Begelman                                    November 26, 2002
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      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.